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William J. Tuttle

william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

March 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

Re:	Garrison Capital Inc.
Preliminary Proxy Statement of Schedule 14A

Ladies and Gentlemen:

On March 10, 2017, Garrison Capital Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A for the Company’s 2017 annual meeting of stockholders (the “Meeting”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a telephone conversation on March 15, 2017 between Alison White of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Company. For your convenience, summaries of the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the preliminary proxy statement.

1.	Please include disclosure in the definitive proxy statement for the Meeting (the “Proxy Statement”) regarding appraisal rights of stockholders with respect to the matters to be acted upon at the Meeting. See Item 3 of Schedule 14A.

Response:

The Company undertakes to include in the Proxy Statement disclosure indicating the stockholders do not have appraisal rights with respect to either matter to be acted upon at the Meeting.

2.	In your response letter, please explain to the Staff why on page 5 of the preliminary proxy statement Joseph Tansey is disclaiming beneficial ownership of shares of the Company’s common stock indicated as being owned by him except to the extent of his pecuniary interest in such shares.

United States Securities and Exchange Commission March 21, 2017 Page 2

Response:

The Company undertakes to delete the referenced disclosure in the Proxy Statement.

3.	In your response letter, please explain to the Staff the purpose of footnote 2 on page 8 of the preliminary proxy statement. In addition, please confirm that all directorships required to be disclosed by Item 401(e)(2) of Regulation S-K have been disclosed.

Response:

The Company confirms that all directorships required to be disclosed by Item 401(e)(2) of Regulation S-K are disclosed in the preliminary proxy statement and will be disclosed in the Proxy Statement. The referenced footnote is intended to highlight that the requirements of Item 401(e)(2) are fulfilled in the Company’s disclosure, and the Company undertakes to revise the footnote in the Proxy Statement to more closely align with the requirements of Item 401(e)(2) by also covering companies with a class of securities registered under Section 12, or subject to the requirements of Section 15(d), of the Exchange Act.

4.	Please include the disclosure required by Item 407(e)(4) of Regulation S-K in the Proxy Statement.

Response:

The Company respectfully notes that none of the relationships described in Item 407(e)(4)(iii) of Regulation S-K exists with respect to the Company. However, the Company undertakes to include disclosure to this effect in the Proxy Statement under the caption “Compensation Committee Interlocks and Insider Participation”.

5.	Please include disclosure of the consequences if Proposal 1 were not approved by the Stockholders at the Meeting.

Response:

The Company’s certificate of incorporation provides that a director’s term shall continue until his or her successor is elected and qualifies or until such director’s earlier resignation, removal from office, death or incapacity. As such, if Proposal 1 is not approved by the Stockholders at the Meeting, Mr. Westwood will continue to serve as a Class II director of the Company until one of the enumerated events occurs. The Company undertakes to include disclosure to such effect in the Proxy Statement.

United States Securities and Exchange Commission March 21, 2017 Page 3

6.	In your response letter, please explain to the Staff how the Current Advisory Agreement’s approval complies with Section 15(a) of the 1940 Act and compliance with Section 15(f) of the 1940 Act.

Response:

The Current Advisory Agreement was approved by the Stockholders in May 2015 as required by Section 15(a) of the 1940 Act and subsequently executed in August 2016 upon consummation of the deemed assignment of the prior investment advisory agreement. The Board of Directors initially approved the Current Advisory Agreement in March 2015 as required by Section 15(c) of the 1940 Act and has annually approved the Current Advisory Agreement in February 2016 and January 2017 as required by Section 15(a)(2) of the 1940 Act. The Company undertakes to clarify the related disclosures in the Proxy Statement.

The Company respectfully submits that the transactions completed in connection with the deemed assignment of the prior investment advisory agreement complied with Section 15(f) of the 1940 Act because the interest of Steve Stuart was transferred to Mr. Tansey who satisfies the requirements of Section 15(f)(4)(B).

7.	Please include the disclosure required by Item 22(c)(10) of Schedule 14A or supplementally advise the Staff that such disclosure requirement is not applicable.

Response:

The Company respectfully submits that the Adviser does not serve as investment adviser to any other fund, as defined in Item 22 of Schedule 14A, and therefore the disclosure requirement in Item 22(c)(1) is not applicable.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Erin M. Lett at 202.261.3397 (or by email at erin.lett@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Brian Chase, Garrison Capital Inc.
Michael Butler, Garrison Capital Inc.